Clifford E. Neimeth

Tel 602.445.8372

Fax 602.445.8100

neimethc@gtlaw.com

April 10, 2014

VIA EDGAR AND E-MAIL

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Christina Chalk, Esq.
Senior Special Counsel

Re:	Anworth Mortgage Asset Corporation
PRER14A filed March 28, 2014
PRE 14A filed March 26, 2014
(File No. 001-13709)

Dear Ms. Chalk:

On behalf of Anworth Mortgage Asset Corporation, a Maryland corporation (the “Company”), we have transmitted concurrently herewith for filing with the U.S. Securities and Exchange Commission (the “Commission”), via EDGAR, under cover of Schedule 14A and pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we hereby submit for review by the staff of the Commission’s Office of Mergers and Acquisitions, Division of Corporation Finance (the “Staff”), Amendment No. 2 (“Amendment No. 2”) to the above-captioned Preliminary Proxy Statement and related solicitation materials of the Company (the “Proxy Statement”). The Company has reviewed the Staff’s comments to the captioned filings received by letter dated April 9, 2014 (the “Comment Letter”) and respectfully hereby submits the responses set forth below for your consideration. For your convenience, we have recited below, in bold type, your comments in the Comment Letter and we have provided the response of the Company immediately below your comments.

General

1.	Clarify the impact of your assertion that Western sent its March 12, 2014 letter before the “window period” for the submission of stockholder nominations of directors. Is it your contention that unless an updated letter is sent, you are under no obligation to consider the Western nominees? How, if at all, do you believe this impacts Western’s ability to solicit on its own for these nominees? Please advise, with a view to further disclosure.

As requested by the Staff, the Company has supplementally advised the Staff of the Company’s response under separate cover of even date herewith.

2.	Describe any background contacts or communications with Western leading up to the filing of its proxy materials and its March 12, 2014 letter to Anworth (if any).

GREENBERG TRAURIG, LLP  —  ATTORNEYS AT LAW  —  WWW.GTLAW.COM

2375 East Camelback Road, Suite 700  —  Phoenix, Arizona 85016  —  Tel 602.445.8000  —  Fax 602.445.8100

U.S. Securities and Exchange Commission

April 9, 2014

The Company has included in the Proxy Statement disclosure under a new section entitled “Past Contacts with Western Investment LLC” in the Proxy Statement describing the background contacts and communications with Western.

3.	You disclose that proxies will be solicited by mail, telephonically, via the Internet, fax and personal solicitation. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

We have been authorized to inform the Staff that the Company confirms to the Staff that it has been advised of and fully understands all of its obligations to file all written soliciting materials under cover of Schedule 14A pursuant to Rule 14a-6(b) and (c) on their dates of first use.

4.	Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via Internet chat rooms, and if so, tell us which website you plan to utilize.

Please be advised that the Company does not intend to solicit proxies via Internet chat rooms.

We have been authorized to inform to the Staff that the Company confirms to the Staff that the (1) Company is responsible for the adequacy and accuracy of the disclosure in the aforementioned filings, (2) the Company understands and acknowledges that Staff comments or changes to the disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the aforementioned filings, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff needs any additional information or has any questions regarding the responses herein, please do not hesitate to contact Clifford E. Neimeth at (602) 445-8372/(212) 801-9383 or Mark Kelson at (310) 586-3856.

Very truly yours,

Clifford E. Neimeth

cc:	Anworth Mortgage Asset Corporation

(Board of Directors)

Mark Kelson, Esq.